FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on July 30, 2015, regarding its financial results for the Second Quarter 2015.

Santiago, Chile, July 30th, 2015, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of lending and non-lending products and services across all segments of the Chilean financial market, today announced its results for the second quarter of 2015.

Our Brands

Citi and the arc design in Trademark registered by Citigroup Inc. Use under License.

Credit Ratings

(LT Foreign Currency)

Moody’s

Standard & Poor’s

2015 – 2nd Quarter | Earnings Report

‘An Outstanding Quarter’

HIGHLIGHTS

•                  BCH posted a record bottom line of Ch$168 Bn. in the 2Q15, the highest in the bank’s history.

•                  Significant uptick in loan growth. In the 2Q15, the bank’s loan portfolio expanded by 3.5% QoQ and 8.3% YoY.

•                  Banco de Chile distinguished Best Consumer Digital Bank in Chile by Global Finance.

From the Desk of Arturo Tagle (CEO)

‘In spite of a less dynamic economic backdrop, we have maintained a solid performance quarter by quarter. In this achievement, our core revenues have been crucial, while non-customer income remains high as inflation continues to be above expectations. In this regard, I would like to highlight the solid trend shown by lending revenues, based on loan growth and proactively-managed spreads. These accomplishments have been supported by a commercial strategy aiming to provide our customers with innovative solutions, such as cutting-edge mobile apps. Thanks to these actions we have recently been recognized by Global Finance as the Best Consumer Digital Bank in Chile. As for risk, we recorded a significant YoY reduction, which is the result of effective collection procedures and prudent risk policies.

All in all, we managed a record bottom line of Ch$168 Bn. in the 2Q15, which denotes a 10% YoY increase and translates into a ROAE of 26%. We believe these figures reflect the resilience of our results amid a decelerated economic activity while allowing us to be confident for the rest of the year. In addition, this is the result of strategic decisions made in the past in order to enhance our competitive strengths including funding, economies of scale and market knowledge. These attributes also permit us to take advantage of business opportunities, such as the acquisition of a USS 920 million loan portfolio from a local player. Though inorganic growth is not a goal for us, this deal is aligned with our objective of optimizing shareholder value.’

Selected Financial Data (1) (in millions of Ch$, except %)	2Q14	2Q15	YoY Chg.
Income Statement (Millions of Ch$)
Net financial income(2)	339,130	338,985	(0.0)%
Net Fees and Commissions	68,078	73,693	8.2%
Other operating income	4,743	5,981	26.1%
Total Operating Revenues (2)	411,951	418,659	1.6%
Provisions for loan losses	(72,353)	(59,377)	(17.9)%
Operating expenses	(170,158)	(172,840)	1.6%
Net income (3)	153,479	168,383	9.7%
Earnings per Share
Net income per share (Ch$)	1.65	1.78	8.0%
Book value per share (Ch$)	25.55	27.57	7.9%
Shares Outstanding (Millions)	93,175	94,655	1.6%
Balance Sheet (Millions of Ch$)
Loans to customers	20,914,529	22,649,367	8.3%
Total assets	25,460,802	29,173,468	14.6%
Demand Deposits	6,139,998	7,212,708	17.5%
Equity	2,380,703	2,609,503	9.6%
Profitability Ratios
Return on average assets (ROAA)	2.41%	2.38%	(3	)bp
Return on average equity (ROAE)	26.23%	26.19%	(4	)bp
Net Financial Margin(4)	5.77%	5.28%	(49	)bp
Efficiency ratio	41.31%	41.28%	(3	)bp
Credit Quality Ratios
Total Past Due / Total Loans	1.31%	1.29%	(2	)bp
Allowances / Total loans	2.50%	2.39%	(11	)bp
Allowances / Total Past Due	1.91	x	1.86	x	(0.05	)x
Provisions / Avg. Loans	1.39%	1.07%	(32	)bp
Capital Adequacy Ratios
BIS Ratio (Regulatory Capital / RWA)	13.40%	12.84%	(56	)bp
Tier I Ratio (Capital / RWA)	10.40%	10.21%	(19	)bp

(1)         See pages 13 to 15.

(2)         Net interest income, Net fees and commissions, foreign exchange transactions, net financial operating income and other operating income.

(3)         Net Income attributable to Bank’s owners (adjusted by minority interest).

(4)         Net financial income divided by average interest earning assets.

2nd Quarter 2015 | Business Environment:

Chilean Economy

•                  The performance of Chilean economy continued to be below the expectations set by the market at the beginning of the year. After posting a recovery in the first quarter, the local economy has shown a slowdown in the 2Q15. Accordingly, expectations of GDP growth for 2015 have been revised downwards to 2.3%, which —however— represents a modest recovery with respect to the 1.9% recorded in 2014.

•                  According to the Central Bank, this performance has been explained by both exogenous and local forces. As for the former, the Chinese slowdown —Chile’s main trading partner— is impacting our exporting sector, mainly as a result of lower copper prices. Concerning the local backdrop, private investment remains weak and has become the major factor explaining low economic growth. As a result, several questions have arisen regarding potential GDP growth for the Chilean economy. Amid this scenario, the Central Bank has been reluctant to extend the monetary stimulus, while the government has given some signals of moderation in the fiscal stimulus over the next years.

•                  As a result, business sentiment and consumer confidence remain pessimistic. Nevertheless, the good news is that the business sentiment seemed to have bottomed out by the end of 2014. Since then, the index has displayed a recovery. Although this trend has not translated into positive growth rates for investment this year (1.7% YoY contraction in the 1Q15), the market consensus suggests that investment should post a positive growth rate next year.

•                  Consumption continues to grow, although evidencing signs of moderation. This is particularly significant in light of trends in job creation and the likelihood of increases in unemployment. Based on this scenario, the Central Bank expects a 2.7% YoY expansion for total consumption in 2015, according to the June monetary policy report.

•                  Concerning prices, CPI variation persistently remained above market expectations in the first half of 2015. After recording a 4.6% increase in 2014, the CPI posted a 2.3% YTD variation in the 1H15 and a 4.4% annual increase. Inflation has primarily been influenced by a sharp Ch$-depreciation within the period. Based on recent figures, market expectations for CPI variation have increased to 3.8% for Dec-15.

•                  As for monetary policy, the Central Bank has kept the overnight rate unchanged at 3.00% since the 4Q14, after the monetary stimulus started in the mid-2014. Although a neutral bias has remained in the last meetings, the Central Bank baseline scenario (as outlined in the last monetary policy report) deems a tightening cycle beginning in 2016.

KEY ECONOMIC INDICATORS

Confidence Indices

(Below 50: Pessimism; Above 50: Optimism)

Inflation and Monetary Policy Rate

(12m % change and %)

2nd Quarter 2015 | Business Environment:

Local Banking Industry (1)(2)

•                  The loan book of the industry grew by 5.4% YoY (real terms) in the 2Q15. This expansion is the highest in the last 12 months; however, the QoQ growth rates show a downward trend that has prevailed in the last four quarters.

•                  The loan growth posted by the industry is a combination of opposed forces. In fact, mortgage loans have maintained solid growth rates, as a result of a steady demand for housing and low interest rates offered by the industry. Although interest rates are expected to continue at low levels over the next quarters, demand for housing seems to be amplified by the implementation of VAT on properties since 2016 onwards. Accordingly, a slowdown in these types of credits is expected for coming years. All in all, mortgage loans display a growth of 10.6% YoY (real terms) in the 2Q15.

•                  Situation for consumer and commercial loans is totally different. On one hand commercial loans grew by 3.6% YoY (real terms) in line with the depressed business sentiment index, but showing a stable —though tempered— recovery, from 1.6% YoY in the 2Q14 to 3.6% YoY in the 2Q15. On the other hand, the downward trend in growth persists for consumer loans going from 5.0% YoY in the 2Q14 to 3.4% YoY (real terms) in the 2Q15. This behavior is well aligned with consumer confidence that remains in pessimistic levels and a tempered deterioration in unemployment rates. These factors also explained a QoQ decrease of 0.6% in the 2Q15 as compared to the 1.6% posted in the 4Q14.

•                  Concerning net income, the industry’s bottom line decreased 12.2% YoY, on a YTD basis, from Ch$1,064 Bn. as of May.14 to Ch$934 Bn. as of May.15. This reduction was mainly explained by operating expenses increasing 9.3% YoY from Ch$1,645 Bn. as of May.14 to Ch$1,798 Bn. as of May.15, as a result of personnel expenses going up 10.2% YoY and administrative expenses increasing 12.3% YoY. This cost items have been affected by the effect of past inflation on salaries and inflation — indexed fees, respectively.  In addition to higher expenses, the industry posted a slight YoY decrease of 0.9% in operating revenues, from Ch$3,554 Bn. as of May.14 to Ch$3,522 Bn. as of May.15. This was primarily explained by a sharp reduction in inflation from 2.7% as of May.14 to 1.1% as of May.15 (measured as UF variation), which significantly hit the contribution of the industry’s structural UF net asset position. These effects were partly offset by loan loss provisions decreasing 12.2% YoY from Ch$671 Bn. as of May.14 to Ch$579 bn. as of May.15.

•                  Based on the above, the banking system posted a ROAE of 15.3% as of May.15, which negatively compares to the 19.3% recorded a year earlier.

INDUSTRY’S KEY FIGURES

Growth in Total Loans

(% change, in real terms)

Net Income & ROAE

(In billions of Ch$ and %, as of each date)

(1)         Quarterly growth for the 2Q15 considers quarterlised growth based on monthly data for April and May 2015. Also 12-month growth for the 2Q15 considers the period May14/May15.

(2)         Figures exclude operations of subsidiaries abroad. Also, when necessary, non-recurring effects associated with the consolidation and inclusion of loans coming from other industries (such as the retail industry) are isolated. These are the case of a retailers’ credit card portfolios consolidation into the banking system in December 2013 and May 2015 amounting to approximately Ch$430 Bn. and Ch$357 Bn., respectively. These consolidations are excluded for calculating YoY and QoQ growth rates, when applicable.

2nd Quarter 2015 | Earnings Report:

Net Income

We posted a record bottom line in the 2Q15 by reaching Ch$168 billion. This figure positively compared to both the Ch$153 Bn. posted a year earlier and, particularly, the Ch$117 Bn. we managed in the previous quarter. The 9.7% YoY increase in net income was mainly steered by a better performance in credit risk, as well as steady growth of our core (customer) revenues. In detail, the main forces  supporting the annual increase in net income were, as follows:

•                  A decrease in loan loss provisions, as a result of both lower additional allowances set during the 2Q15, as compared to the 2Q14, and no deterioration either in the wholesale or the SME segments in the 2Q15 as compared to the 2Q14.

•                  An increase in fee-based income. This increment has been particularly associated with specialised financial services, such as mutual funds management, given the expansion in AUM. This was in conjunction with higher fees related to transactional services.

•                  Higher income from loans, primarily as a result of the expansion in our loan book and despite lending spreads decreasing slightly due to more aggressive competition.

•                  All of the above-mentioned factors were partly offset by: (i) lower income from our UF asset position, due to slightly higher UF (inflation) variation in the 2Q14 as compared to the 2Q15 and a stable exposure, and (ii) lower benefit from our DDA balances, as a result of a reduction in nominal short-term interest rates and in spite of the sharp increase in balances, (iii) a moderate annual increase in operating expenses, and (iv) higher income tax, principally prompted by the increase in the statutory corporate tax rate, among other effects.

As a result of the above, we managed to remain first in the industry in net income generation in the 2Q15 by holding a 26.2% market share in the period Apr/May15. Also, we were able to increase our ROAE significantly by achieving a 26.2% in the 2Q15.

NET INCOME: EVOLUTION AND BRIDGE

(In billions of Ch$, except for %)

On a YTD basis, our net income was Ch$285 Bn. as of June 30, 2015, which represented a 6.3% YoY decrease. This reduction had mainly to do with: (i) a decrease of 2.4% (~Ch$19.8 Bn.) in operating revenues, given by a significantly lower UF variation in the 1H15 vs. the 1H14, which was partly offset by higher fee- and loan-related income, and (ii) an increase of 6.6% in operating expenses (~Ch$21.7 Bn), principally due to the recognition of past inflation in personnel and administrative expenses. These effects were somewhat offset by lower loan loss provisions, as a consequence of no additional allowances set in the 1H15 as compared to those established in the 1H14, together with stable credit quality.

2nd Quarter 2015 | Earnings Report:

Operating Revenues

Our top line continued to be strong and resilient to the trends followed by some market factors. In the 2Q15 our operating revenues totalled Ch$419 Bn., which was 1.6% above the figure posted last earlier. In order to manage this result, worth noting is that we have been able to overcome an unfavourable trend in inflation by reinforcing customer income. Hence, the YoY increase of Ch$6.7 Bn in revenues mainly relied on:

•                  A YoY increase of 8.2% in fee-based income. The annual increment of Ch$5.6 Bn. was principally caused by a better performance in specialised financial services. In particular, fee income from mutual funds management increased by Ch$3.2 Bn. YoY, as a result of a 16% increase in average AUM in the 2Q15 as compared to the 2Q14. On the other hand, we posted higher fee income from transactional services by approximately Ch$2.2 Bn. YoY as a result of higher transactionality in demand accounts and ATMs.

•                  Income from loans increasing 3.3% (or Ch$5.4 Bn.) YoY. This was primarily the result of a 6.1% YoY expansion in average loans, which was partially compensated by both a mix effect (mortgage growing faster than consumer and commercial credits) and a slight drop in lending spreads.

•                  A positive FX effect of Ch$2.6 Bn., owing to higher Ch$ depreciation in the 2Q15 (2.2%) as compared to the 2Q14 (0.6%). This benefited our asset position in USD that hedges our exposure to USD-denominated expenses, mostly related to loan loss allowances (see ‘Loan Loss Provisions & Allowances on page 6).

The above factors allowed us to successfully deal with:

•                  Lower revenues from our UF net asset position by nearly Ch$6.1 Bn. YoY. This was nothing but the effect of lower inflation (UF variation) in the 2Q15 (1.8%) vis-a-vis the 2Q14 (1.5%).

•                  Credit Value Adjustment (CVA) for derivatives changing from a contribution of Ch$2.0 Bn. in the 2Q14 to a net loss of Ch$0.2 Bn. in the 2Q15, due to shifts in credit risk premiums and exchange rate within the period.

•                  A decrease of Ch$0.8 Bn. YoY in the contribution of our DDA balances, mainly attributable to the effect of lower short-term interest rates, driven by the monetary policy undertook by the Chilean Central Bank over the last twelve months.

Given the trends followed by inflation and spreads, our margins (NIM and NFM) posted YoY decreases in the 2Q15. Thus, our NIM decreased by approximately 32 bp. in the 2Q15 as compared to the 2Q14, while our NFM dropped by 49 bp. within the same period.

TOTAL OPERATING REVENUES

	Quarters		Year End		YoY Chg.
(in millions of Ch$ and %)	2Q14	2Q15	Jun-14	Jun-15	2Q14/2Q15		Jun14/Jun15
Net Interest Income	315,881	324,021	617,354	587,744	2.6%		(4.8)%
Net Fees and Commissions	68,078	73,693	134,362	145,794	8.2%		8.5%
Net Financial Operating Income	15,273	9,568	27,168	31,573	(37.4)%		16.2%
Foreign Exchange Transactions	7,976	5,396	30,554	20,899	(32.3)%		(31.6)%
Other operating income	4,743	5,981	10,466	14,128	26.1%		35.0%
Total Operating Revenues	411,951	418,659	819,904	800,138	1.6%		(2.4)%
Net Financial Margin (NFM)	5.77%	5.28%	5.69%	5.01%	(49	)bp	(68	)bp
Net Interest Margin (NIM)	5.37%	5.05%	5.20%	4.60%	(32	)bp	(60	)bp

On an YTD basis, our operating revenues slightly decreased by 2.4% YoY, from Ch$820 Bn. in the 1H14 to Ch$800 Bn. in the 1H15. This was mainly fostered by: (i) a YoY decline of Ch$51.2 Bn. in inflation-indexed income, due to lower UF variation in the 1H14 (3.1%) vs. the 1H15 (1.4%), and (ii) lower contribution of DDAs by Ch$2.2 Bn. YoY. These effects were partly offset by: (i) income from loans going up Ch$13.0 Bn. (4.0%) YoY, due to loan growth (4.8% in average balances) and slightly lower lending spreads, (ii) fee-based income growing Ch$11.4 Bn. (8.5%) YoY, primarily steered by mutual funds, transactional services and custody services, and (iii) positive CVA effect of Ch$5.7 Bn. YoY, due to lower risk premiums and higher guarantees.

2nd Quarter 2015 | Earnings Report:

Loan Loss Provisions & Allowances

Our risk expenses decreased 17.9% YoY, from Ch$72.4 Bn. in the 2Q14 to Ch$59.4 Bn. in the 2Q15. The reduction in loan loss provisions was explained by both credit quality improvement and non-recurring charges in the 2Q14. Thus, the YoY variance can be broken down into:

•                  No additional allowances set during the 2Q15, as compared to Ch$10.1 Bn. established in the 2Q14. This had to do with concerns about the outlook for the local economy and its effect on some economic sectors last year.

•                  Net credit quality improvement in certain business segments. On a YoY basis, we see a credit quality improvement in SMEs (Ch$3.9 Bn.) and the wholesale segment (Ch$5.7 Bn.) YoY. On the one hand, the net improvement in SMEs was caused by higher recoveries from government-backed loans (by a similar amount). On the other hand, the net advance in wholesale banking is due to a higher basis for comparison, given the allowances established in the 2Q14 in order to cover potential failure of some customers.

The above factors were somewhat offset by:

•                  Loan growth of 6.1% YoY (average balances), particularly focused on retail banking. This effect translated into an impact of approximately Ch$5.6 Bn., all things being equal.

•                  Negative FX effect on USD-denominated loan loss allowances. In the 2Q14 the Ch$ depreciated 0.6%, as compared to 2.2% in the 2Q15. The higher depreciation in the 2Q15 prompted an FX impact of roughly Ch$1.7 Bn. as compared to a year earlier (see ‘Operating Revenues on page 5)

All in all, the decrease in loan loss provisions —together with loan book expansion— translated into improved credit quality indicators. In fact, our LLP ratio improved from 1.39% in the 2Q14 to 1.07% in the 2Q15, which is more representative of figures expected in the long run. Also, our NPL ratio posted a tempered YoY advance, from 1.31% in the 2Q14 to 1.29% in the 2Q15.

LOAN LOSS PROVISIONS & ALLOWANCES

Quarters	Year End	% Change
(in millions of Ch$ and %)	2Q14	2Q15	Jun-14	Jun-15	2Q14/2Q15	Jun14/Jun15
Initial Allowances	(509,185)	(538,994)	(480,478)	(528,615)	5.9%	10.0%
Charge-offs	58,836	70,326	115,163	136,345	19.5%	18.4%
Sales of Loans	—	—	—	271	—	—
Provisions established, net	(72,196)	(73,429)	(157,230)	(150,098)	1.7%	(4.5)%
Final Allowances	(522,545)	(542,097)	(522,545)	(542,097)	3.7%	3.7%
Provisions Established	(72,196)	(73,429)	(157,230)	(150,098)	1.7%	(4.5)%
Prov. Financial Guarantees	(474)	525	(1,717)	(707)	—	(58.8)%
Additional Provisions	(10,069)	—	(10,069)	—	—	—
Recoveries	10,386	13,527	20,309	25,996	30.2%	28.0%
Loan Loss Provisions	(72,353)	(59,377)	(148,707)	(124,809)	(17.9)%	(16.1)%
Credit Quality Ratios
Allowances / Total loans	2.50%	2.39%	2.50%	2.39%	(11	)bp	(11	)bp
Allowances / Total Past Due	1.91	x	1.86	x	1.91	x	1.86	x	(0.05	)x	(0.05	)x
Provisions / Avg. Loans	1.39%	1.07%	1.42%	1.14%	(32	)bp	(28	)bp
Charge-offs / Avg. Loans	1.13%	1.27%	1.10%	1.24%	+14	bp	+14	bp
Total Past Due / Total Loans	1.31%	1.29%	1.31%	1.29%	(2	)bp	(2	)bp
Recoveries / Avg. Loans	0.20%	0.24%	0.19%	0.24%	+4	bp	+5	bp

On an YTD basis, our risk expenses decreased by 16.1% or Ch$23.9 Bn., from Ch$148.7 Bn. in the 1H14 to Ch$124.8 Bn. in the 1H15. This had to do with: (i) additional allowances of Ch$10.1 Bn. set last year, (ii) a net credit quality improvement of Ch$20.3 Bn, explained by the wholesale segment (Ch$15.9 Bn.) due to specific allowances set last year in order to cope with deteriorated financial condition of some customers, together with an improvement in retail banking (Ch$4.8 Bn.) that is largely explained by SMEs, as we recovered funds related to government-backed loans. These factors were partly offset by: (i) loan growth effect of roughly Ch$5.7 Bn., given an expansion of 4.8% in average loans, and (ii) a negative exchange rate effect of roughly Ch$1.1 Bn. As for indicators, our LLP ratio lowered from 1.42% in the 1H14 to 1.14% YoY in the 1H15.

2nd Quarter 2015 | Earnings Report:

Operating Expenses

Our cost base totalled Ch$172.8 Bn. in the 2Q15 representing a moderate 1.6% YoY increase when compared to the Ch$170.2 Bn. posted a year earlier. This YoY variance was mainly composed of:

•                  Administrative expenses growing 8.0% (or Ch$5.2 Bn.) YoY, form Ch$65.7 Bn. in the 2Q14 to Ch$71.0 Bn. in the 2Q15. The annual increase was mainly caused by: (i) a YoY increase of roughly Ch$2.1 Bn. in expenses related to IT, communications and data processing, (ii) an annual increment of approximately Ch$1.4 Bn. in expenses associated with fixed-assets maintenance, rentals, insurance premiums and security services, partly explained by the impact of inflation on the pricing of such services, and (iii) approximately Ch$1.7 Bn. of higher other general administrative expenses.

•                  A YoY increase of nearly 3.6% (or Ch$3.1 Bn.) in personnel expenses. This annual growth was mainly attributable to salary expenses going up by 8.2% (or Ch$4.1 Bn.) YoY, mainly due to the recognition of past inflation (~5% in 2014) in overall wages and benefits agreed with our unions in the last bargaining process. This effect was partly offset by a decrease of roughly Ch$2.1 Bn. in bonuses, as a result of a special bonus granted to part of our staff in the 2Q14 because of the completion of a collective bargaining process with one union.

•                  Other operating expenses decreasing from Ch$10.5 Bn. in the 2Q14 to Ch$4.0 Bn. in the 2Q15. This was mainly the result of lower contingency allowances established in the 2Q15 as compared to the 2Q14.

The tempered increase in our cost base, in conjunction with a similar increment in revenues, permitted us to maintain our cost-to-income ratio all but constant at the level of 41.3%. Also, our cost-to-assets ratio posted an improvement, from 2.7% in the 2Q14 to 2.4% in the 2Q15.

TOTAL OPERATING EXPENSES

	Quarters		Year End		% Change
(in millions of Ch$ and %)	2Q14	2Q15	Jun-14	Jun-15	2Q14/2Q15		Jun14/Jun15
Personnel expenses	(87,404)	(90,509)	(169,680)	(184,066)	3.6%		8.5%
Administrative expenses	(65,747)	(70,996)	(131,978)	(139,385)	8.0%		5.6%
Depreciation and Amort.	(6,457)	(7,306)	(12,962)	(14,692)	13.1%		13.3%
Impairments	(5)	(58)	(208)	(58)	1,060.0%		(72.1)%
Other Oper. Expenses	(10,545)	(3,971)	(15,310)	(13,657)	(62.3)%		(10.8)%
Total Oper. Expenses	(170,158)	(172,840)	(330,138)	(351,858)	1.6%		6.6%
Additional Information
Op. Exp. / Op. Rev.	41.31%	41.28%	40.27%	43.97%	(3	)bp	+370	bp
Op. Exp. / Avg. Assets	2.68%	2.44%	2.57%	2.50%	(24	)bp	(7	)bp
Headcount (#)	14,802	14,864	14,802	14,864	+62		+62
Branches (#)	429	421	429	421	(8)		(8)

On an YTD basis, our total operating expenses totalled Ch$352 bn. in the 1H15, which denotes a 6.6% YoY increase when compared to the Ch$330 Bn. posted a year earlier. The main factors behind this annual increase were, as follows: (i) an 8.5% (or Ch$14.4 Bn.) YoY increase in personnel expenses, mainly boosted by the recognition of past inflation in salaries (particularly related to high inflation in 2014), benefits negotiated with our unions in 2014 and higher severance payments this year due to organizational restructuring in commercial units, and (ii) administrative expenses going up by 5.6% (or Ch$7.4 Bn.) YoY, mostly fostered by IT, communications and data processing expenses that increased Ch$4.4 Bn. YoY, as well as expenses associated with the operation of our buildings and distribution network growing Ch$2.5 Bn. YoY, mostly related to maintenance, rentals and security services.

As a result of the increase in operating expenses (YTD) and the decrease posted by our revenues, our cost-to-income ratio evidenced YoY deterioration, changing from 40.3% in the 1H14 to 44.0% in the 1H15. Worth nothing is that by adjusting the effect of lower inflation in revenues, this ratio would have been 41.3% in the 1H15. Similarly, we can note a slight YoY improvement in the cost-to-assets ratio, from 2.6% to 2.5%.

2nd Quarter 2015 | Earnings Report:

Loan Portfolio

Our loan book posted a significant uptick in the 2Q15 by growing 3.5% QoQ and 8.3% YoY. As a result, our total loans amounted to Ch$22,649 Bn. as of Jun.15. This is especially noticeable amid an intricate economic backdrop. In this regard, the last quarterly credit survey (Central Bank) unveiled a weakened demand for borrowing across all wholesale segments, except for the real estate sector. In personal banking, demand for consumer loans remained sluggish while mortgage loans stayed strong. From the supply point of view, banks reported tighter conditions for companies and SMEs, while pointing out no changes for individuals. In our particular case, recent growth has allowed us to increase our market share, though slightly. We expect this trend to continue, since as we have acquired a portfolio of commercial loans from a local player amounting to ~Ch$588 Bn. in July. This should enable us to gain 45-50 bp. of market share in total loans. As of May.15 (latest data), we had a market share of 18.1%*.

LOAN PORTFOLIO:

(In Billions of Ch$ and %)

BREAKDOWN AND EVOLUTION

QUARTERLY GROWTH BY FAMILY

In detail, our loan book expansion in the 2Q15, had mainly to do with:

•                  Residential mortgage loans that maintain a solid upward trend by growing 13.4% YoY, given an ending balance of Ch$5,804 Bn. As mentioned in previous quarters, demand for mortgage loans have decoupled from economic backdrop, due to specific issues affecting the housing market. Thus, the steady demand has been prompted by the implementation of VAT on properties since 2015 and prices that continue growing sharply. As of May.15 our market stake was 17.1%*.

•                  Consumer loans that have been impacted by deceleration, but continued growing reasonably at 8.2% YoY. Our growth has been the result of selective expansion in the higher income segment, based on commercial strategies aimed at increasing penetration. As of Jun.15, we had consumer loans of Ch$3,413 Bn. and a market share of 20.5%* in May.15. It is worth noting that in May.15, a local bank acquired the credit card business from a local retailer. The deal comprised loans formerly booked in other bank and credits by ~Ch$357 Bn. coming from the retail industry, which amplified the book of the banking system. Accordingly, this transaction negatively impacted our market share in consumer loans by ~50 bp.  By isolating this effect our stake would have been 21.0%* in May.15.

•                  Commercial loans that posted a significant upsurge by growing 6.3% YoY and 3.4% QoQ. This uptick was influenced by specific commercial decisions made during the quarter in order to enhance our competitiveness, particularly in trade finance and working capital loans (short-term). Basically, we have reassessed the pricing of some specific lending products while enhancing customer intimacy, which is crucial in the wholesale segment. This resulted in a market share of 17.9% in May.15, 22 bp. above the figure posted in the 1Q15. As of Jun.15, we had commercial loans of Ch$13,433 Bn. and during Jul.15 we agreed the purchase of a USD920 million portfolio of commercial loans from a local bank, which should increase our market share in commercial loans by ~80 bp. Although inorganic growth is not a goal for us, we take advantage of opportunities when they come up.

* Excluding operations of subsidiaries abroad.

2nd Quarter 2015 | Earnings Report:

Funding Structure

As a consequence of loan growth deceleration, we have been less aggressive in issuing long-term debt this year, particularly abroad. Nevertheless, we have continued to diversify our funding while prioritising the quality of our liabilities in terms of liquidity. Accordingly, we have significantly reduced the portion of wholesale deposits, particularly institutional lenders, between 2011 (40.7%) and 2015 (32.5%). Similarly, we have lowered our dependence on financial institutions, given higher transaction costs. These sources of funding have mainly been replaced by public/private debt placements (including medium-term notes and commercial paper), especially abroad. Actually, our total debt issued increased from 9.4% in 2011 to 19.2% in 2015, as a percentage of our total assets. Which is also noticeable is that we have increasingly matched our balance sheet, especially in terms of maturity, while hedging any exposure to foreign currency or interest rates.

FUNDING: BREAKDOWN / EVOLUTION

(In percentage, billions of Ch$ and times)

In addition, our retail deposits (both demand and time deposits) have remained as a relevant and stable source of funding. In fact, over the last five years these kinds of liabilities have represented a 26% of our financing on average. Most of this achievement has been fostered by our market-leading position in demand deposits held by individuals. As of May.15 we had a market share of 28.7% in deposits originated in personal banking, which supported our first place in overall demand deposits with a 23.3% market stake as of the same date.

Our funding strategy have benefited from both the confidence of customers who keep their savings with us and a favourable interest rate scenario. As a result, we have a cost of funding of 2.4%, which is the lowest amongst the main five players in the local banking industry. In addition, we have also improved the relationship between interest earning assets to interest bearing liabilities, from 1.5x in Jun.14 to 1.6x in Jun.15.

2nd Quarter 2015 | Earnings Report:

Capital Adequacy & Other Topics

We had equity of Ch$2,610 Bn. as of June 30, 2015. This amount was 9.6% above the figure posted last year and was principally supported by:

•                  Net income retention of Ch$127 Bn. related to the recognition of inflation on our shareholders’ equity. This adjustment is aimed at hedging the real value of our equity against changes in CPI (4.6% in 2014).

•                  The capitalization of Ch$96 Bn., with charge to our net distributable earnings (net income less inflation effect on equity) for the FY2014. This retention was determined by our shareholders on March 26, 2015 when decided to distribute dividends equivalent to 70% (once deducted the payment to the Central Bank, equivalent to 100% of SAOS’ stake in our economic rights plus the rights of SM-Chile/A shares) of our net distributable earnings.

•                  An increase of Ch$36 Bn. in other comprehensive income (OCI). This has primarily been the result of higher fair value of derivatives held for cash flow hedge accounting purposes by approximately Ch$30 Bn. in the 1H15 as compared to the 1H14. The positive adjustments in fair value were caused by favourable shifts in foreign interest rates and currencies. To a lesser extent, the increase in OCI also included an increment in accumulated mark-to-market of AFS securities.

The aforesaid was partly offset by a decrease in accumulated earnings (net of provisions for minimum dividends) of approximately Ch$30 Bn. in the 1H15 when compared to the 1H14.

As for capital adequacy ratios, the expansion posted by our loans and other-than-loans assets translated into lowered indicators in the YoY comparison. Thus, as of June 30, 2015 we reported a BIS ratio of 12.8%, which denotes a 56 bp.

decrease. Similarly, our Tier I ratio (on RWA) was 10.2% as of June 30, 2015 or a 19 bp. contraction. Lastly, our Tier I ratio (on Assets) amounted to 7.7% as of June 30, 2015. Nevertheless, all of our indicators remained well above the regulatory threshold imposed by the local authority.

EQUITY & CAPITAL ADEQUACY

(In Billions of Ch$ and %)

Equity	Jun-14	Jun-15	YoY Chg.
Capital & Reserves
Capital	1,944.9	2,041.2	4.9%
Reserves	263.6	390.6	48.2%
Other accounts	15.9	52.1	227.6%
Earnings
Retained Earnings	16.4	16.1	(1.9)%
Income for the Period	304.2	285.1	(6.3)%
Provisions for Min. Dividends	(164.3)	(175.6)	6.9%
Minority Interest
Minority Interest	—	—	—
Total Equity	2,380.7	2,609.5	9.6%

Notes:

Assets: Total Assets | RWA: Risk-Weighted Assets | Total Capital: Basic Capital + Supplementary Capital (if any).

Basic Capital: paid-in capital, reserves and retained earnings, excluding capital of subsidiaries and foreign branches.

LOAN PORTFOLIO ACQUISITION

On July 3rd, 2015 we agreed the acquisition of a portfolio of commercial loans from Banco Penta. The transaction amounted to approximately USD920 million and a discount on the portfolio’s face value. The completion of the accepted bid is subject to legal and financial due diligences while defining September 15, 2015 as the deadline to settle the transaction. Accordingly, we should be booking diverse tranches of this transaction until that date. As of May 31, 2015, this loan portfolio represented 2.6% of our loan book.

2nd Quarter 2015 | Business Segments:

Business Model: Loans | Income before Taxes | Customers

LOANS BREAKDOWN BY SEGMENT

(In Billions of Ch$ and %)

As of June 30, 2014	As of June 30, 2015

INCOME BEFORE INCOME TAX BY SEGMENT

(In Millions of Ch$ and %)

	Quarter		As of		% Change
Business Segment	2Q14	2Q15	Jun-14	Jun-15	2Q15/2Q14	Jun-15/Jun-14
Retail Banking	76,864	87,771	153,834	142,111	14.2%	(7.6)%
Wholesale Banking	68,671	82,719	140,254	135,223	20.5%	(3.6)%
Treasury	18,103	7,620	30,259	28,454	(57.9)%	(6.0)%
Subsidiaries	6,775	9,386	17,892	19,428	38.5%	8.6%
Income before income tax	170,413	187,496	342,239	325,216	10.0%	(5.0)%

CUSTOMER BASE BY SEGMENT

(Borrowers + Current Account Holders)

2nd Quarter 2015 | Financial Information:

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	2Q14	1Q15	2Q15	2Q15	% Change		Jun-14	Jun-15	Jun-15	% Change
	MCh$	MCh$	MCh$	MUS$	2Q15/2Q14	2Q15/1Q15	MCh$	MCh$	MUS$	Jun-15/Jun-14
Interest revenue and expense
Interest revenue	535,517	365,618	508,343	795.4	(5.1)%	39.0%	1,042,883	873,961	1,367.4	(16.2)%
Interest expense	(219,636)	(101,895)	(184,322)	(288.4)	(16.1)%	80.9%	(425,529)	(286,217)	(447.8)	(32.7)%
Net interest income	315,881	263,723	324,021	507.0	2.6%	22.9%	617,354	587,744	919.6	(4.8)%
Fees and commissions
Income from fees and commissions	95,195	102,372	103,246	161.5	8.5%	0.9%	190,598	205,618	321.7	7.9%
Expenses from fees and commissions	(27,117)	(30,271)	(29,553)	(46.2)	9.0%	(2.4)%	(56,236)	(59,824)	(93.6)	6.4%
Net fees and commissions income	68,078	72,101	73,693	115.3	8.2%	2.2%	134,362	145,794	228.1	8.5%
Net Financial Operating Income	15,273	22,005	9,568	15.0	(37.4)%	(56.5)%	27,168	31,573	49.4	16.2%
Foreign exchange transactions, net	7,976	15,503	5,396	8.4	(32.3)%	(65.2)%	30,554	20,899	32.7	(31.6)%
Other operating income	4,743	8,147	5,981	9.4	26.1%	(26.6)%	10,466	14,128	22.2	35.0%
Total Operating Revenues	411,951	381,479	418,659	655.1	1.6%	9.7%	819,904	800,138	1,252.0	(2.4)%
Provisions for loan losses	(72,353)	(65,432)	(59,377)	(92.9)	(17.9)%	(9.3)%	(148,707)	(124,809)	(195.3)	(16.1)%
Operating revenues, net of provisions for loan losses	339,598	316,047	359,282	562.2	5.8%	13.7%	671,197	675,329	1,056.7	0.6%
Operating expenses
Personnel expenses	(87,404)	(93,557)	(90,509)	(141.6)	3.6%	(3.3)%	(169,680)	(184,066)	(288.0)	8.5%
Administrative expenses	(65,747)	(68,389)	(70,996)	(111.1)	8.0%	3.8%	(131,978)	(139,385)	(218.1)	5.6%
Depreciation and amortization	(6,457)	(7,386)	(7,306)	(11.4)	13.1%	(1.1)%	(12,962)	(14,692)	(23.0)	13.3%
Impairments	(5)	—	(58)	(0.1)	1,060.0%	—	(208)	(58)	(0.1)	(72.1)%
Other operating expenses	(10,545)	(9,686)	(3,971)	(6.2)	(62.3)%	(59.0)%	(15,310)	(13,657)	(21.3)	(10.8)%
Total operating expenses	(170,158)	(179,018)	(172,840)	(270.4)	1.6%	(3.5)%	(330,138)	(351,858)	(550.5)	6.6%

Net operating income	169,440	137,029	186,442	291.8	10.0%	36.1%	341,059	323,471	506.2	(5.2)%
Income attributable to affiliates	973	691	1,054	1.6	8.3%	52.5%	1,180	1,745	2.7	47.9%
Income before income tax	170,413	137,720	187,496	293.4	10.0%	36.1%	342,239	325,216	508.9	(5.0)%
Income tax	(16,934)	(21,005)	(19,113)	(29.9)	12.9%	(9.0)%	(38,009)	(40,118)	(62.8)	5.5%
Net Income for the period	153,479	116,715	168,383	263.5	9.7%	44.3%	304,230	285,098	446.1	(6.3)%
Non-Controlling interest	—	—	1	—	—	—	1	1	—	—
Net Income attributable to bank’s owners	153,479	116,715	168,382	263.5	9.7%	44.3%	304,229	285,097	446.1	(6.3)%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$639.12 for US$1.00 as of June 30, 2015. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

2nd Quarter 2015 | Financial Information:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Jun-14	Mar-15	Jun-15	Jun-15	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Jun-15/Jun-14	Jun-15/Mar-15
Cash and due from banks	732,161	836,428	1,127,203	1,763.7	54.0%	34.8%
Transactions in the course of collection	390,327	558,183	637,500	997.5	63.3%	14.2%
Financial Assets held-for-trading	418,422	513,743	561,169	878.0	34.1%	9.2%
Receivables from repurchase agreements and security borrowings	32,876	30,992	45,947	71.9	39.8%	48.3%
Derivate instruments	548,173	959,203	995,002	1,556.8	81.5%	3.7%
Loans and advances to Banks	750,620	1,471,506	1,470,569	2,300.9	95.9%	(0.1)%
Loans to customers, net
Commercial loans	12,639,350	12,985,453	13,432,572	21,017.3	6.3%	3.4%
Residential mortgage loans	5,119,614	5,524,331	5,803,641	9,080.7	13.4%	5.1%
Consumer loans	3,155,565	3,373,119	3,413,154	5,340.4	8.2%	1.2%
Loans to customers	20,914,529	21,882,903	22,649,367	35,438.4	8.3%	3.5%
Allowances for loan losses	(522,545)	(538,994)	(542,097)	(848.2)	3.7%	0.6%
Total loans to customers, net	20,391,984	21,343,909	22,107,270	34,590.2	8.4%	3.6%
Financial Assets Available-for-Sale	1,489,507	1,566,813	1,304,422	2,041.0	(12.4)%	(16.7)%
Financial Assets Held-to-maturity	—	—	—	—	—	—
Investments in other companies	23,996	25,917	26,425	41.4	10.1%	2.0%
Intangible assets	27,948	26,815	26,824	42.0	(4.0)%	0.0%
Property and Equipment	202,265	204,941	206,328	322.8	2.0%	0.7%
Current tax assets	2,719	3,931	3,137	4.9	15.4%	(20.2)%
Deferred tax assets	156,659	199,808	206,270	322.7	31.7%	3.2%
Other assets	293,145	414,363	455,402	712.6	55.4%	9.9%
Total Assets	25,460,802	28,156,552	29,173,468	45,646.4	14.6%	3.6%

	Jun-14	Mar-15	Jun-15	Jun-15	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Jun-15/Jun-14	Jun-15/Mar-15
Liabilities
Current accounts and other demand deposits	6,139,998	7,047,430	7,212,708	11,285.4	17.5%	2.3%
Transactions in the course of payment	185,143	308,261	402,939	630.5	117.6%	30.7%
Payables from repurchase agreements and security lending	225,148	249,784	239,066	374.1	6.2%	(4.3)%
Saving accounts and time deposits	9,522,184	9,736,875	9,890,101	15,474.6	3.9%	1.6%
Derivate instruments	581,142	980,639	952,322	1,490.1	63.9%	(2.9)%
Borrowings from financial institutions	727,759	1,193,195	1,314,762	2,057.1	80.7%	10.2%
Debt issued	4,850,192	5,305,301	5,607,828	8,774.3	15.6%	5.7%
Other financial obligations	194,135	165,620	177,797	278.2	(8.4)%	7.4%
Current tax liabilities	7,857	18,728	11,967	18.7	52.3%	(36.1)%
Deferred tax liabilities	36,598	37,686	33,029	51.7	(9.8)%	(12.4)%
Provisions	400,934	329,229	430,682	673.9	7.4%	30.8%
Other liabilities	209,009	255,241	290,764	454.9	39.1%	13.9%
Total liabilities	23,080,099	25,627,989	26,563,965	41,563.5	15.1%	3.7%
Equity of the Bank’s owners
Capital	1,944,920	2,041,173	2,041,173	3,193.7	4.9%	—
Reserves	263,553	390,640	390,640	611.2	48.2%	—
Other comprehensive income	15,905	45,675	52,110	81.5	227.6%	14.1%
Retained earnings from previous periods	16,379	16,060	16,060	25.1	(1.9)%	—
Income for the period	304,229	116,715	285,097	446.1	(6.3)%	144.3%
Provisions for minimum dividends	(164,285)	(81,701)	(175,579)	(274.7)	6.9%	114.9%
Non-Controlling Interest	2	1	2	—	—	100.0%
Total equity	2,380,703	2,528,563	2,609,503	4,082.9	9.6%	3.2%
Total Liabilities & Equity	25,460,802	28,156,552	29,173,468	45,646.4	14.6%	3.6%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$639.12 for US$1.00 as of June 30, 2015. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

2nd Quarter 2015 | Financial Information:

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters			Year Ended
Key Performance Ratios	2Q14	1Q15	2Q15	Jun-14	Mar-15	Jun-15
Earnings per Share (1) (2)
Net income per Share (Ch$)	1.65	1.23	1.78	3.27	1.23	3.01
Net income per ADS (Ch$)	988.33	739.83	1,067.34	1,959.08	739.83	1,807.17
Net income per ADS (US$)	1.79	1.18	1.67	3.54	1.18	2.83
Book value per Share (Ch$)	25.55	26.71	27.57	25.55	26.71	27.57
Shares outstanding (Millions)	93,175	94,655	94,655	93,175	94,655	94,655
Profitability Ratios (3)(4)
Net Interest Margin	5.37%	4.15%	5.05%	5.20%	4.15%	4.60%
Net Financial Margin	5.77%	4.74%	5.28%	5.69%	4.74%	5.01%
Fees & Comm. / Avg. Interest Earnings Assets	1.16%	1.14%	1.15%	1.13%	1.14%	1.14%
Operating Revs. / Avg. Interest Earnings Assets	7.01%	6.01%	6.52%	6.91%	6.01%	6.27%
Return on Average Total Assets	2.41%	1.67%	2.38%	2.37%	1.67%	2.03%
Return on Average Equity	26.23%	17.58%	26.19%	25.49%	17.58%	21.81%
Capital Ratios
Equity / Total Assets	9.35%	8.98%	8.94%	9.35%	8.98%	8.94%
Tier I (Basic Capital) / Total Assets	7.94%	7.71%	7.67%	7.94%	7.71%	7.67%
Tier I (Basic Capital) / Risk-Wighted Assets	10.40%	10.22%	10.21%	10.40%	10.22%	10.21%
Total Capital / Risk- Weighted Assets	13.40%	13.01%	12.84%	13.40%	13.01%	12.84%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.31%	1.35%	1.29%	1.31%	1.35%	1.29%
Allowance for Loan Losses / Total Past Due	190.70%	183.01%	185.94%	190.70%	183.01%	185.94%
Impaired Loans / Total Loans to Customers	3.58%	3.80%	3.81%	3.58%	3.80%	3.81%
Loan Loss Allowances / Impaired Loans	69.88%	64.74%	62.86%	69.88%	64.74%	62.86%
Loan Loss Allowances / Total Loans to Customers	2.50%	2.46%	2.39%	2.50%	2.46%	2.39%
Loan Loss Provisions / Avg. Loans to Customers (4)	1.39%	1.20%	1.07%	1.42%	1.20%	1.14%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	41.31%	46.93%	41.28%	40.27%	46.93%	43.97%
Operating Expenses / Average Total Assets (3) (4)	2.68%	2.56%	2.44%	2.57%	2.56%	2.50%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	23,521,140	25,401,110	25,671,747	23,737,886	25,401,110	25,536,429
Avg. Assets (million Ch$)	25,435,552	27,994,848	28,301,829	25,717,533	27,994,848	28,148,339
Avg. Equity (million Ch$)	2,340,783	2,656,195	2,571,680	2,387,255	2,656,195	2,613,938
Avg. Loans to customers (million Ch$)	20,885,448	21,759,270	22,155,636	20,942,630	21,759,270	21,957,453
Avg. Interest Bearing Liabilities (million Ch$)	15,195,135	16,028,832	16,335,400	15,419,876	16,028,832	16,182,116
Risk-Weighted Assets (Million Ch$)	22,886,022	24,744,959	25,560,417	22,886,022	24,744,959	25,560,417
Additional Data
Exchange rate (Ch$/US$)	552.95	625.29	639.12	552.95	625.29	639.12
Employees (#)	14,802	14,686	14,864	14,802	14,686	14,864
Branches (#)	429	423	421	429	423	421

Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$639.12 for US$1.00 as of June 30, 2015. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

2nd Quarter 2015 | Financial Information:

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognised.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•                  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•                  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•                  unexpected developments in certain existing litigation;

•                  increased costs;

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Investor Relations | Banco de Chile Phone Nr. (56-2) 2653.3554 Email: pmejiar@bancochile.cl	Mr. Daniel Galarce Head of Research Research Department | Banco de Chile Phone Nr. (56-2) 2653.0667 Email: dgalarce@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2015

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q. CEO